UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 12b-25



                        Commission File Number 000-33485

                           NOTIFICATION OF LATE FILING

     (Check one): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q
                  [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2004
[ ]Transition Report on Form 10-K
[ ]Transition Report on Form 20-F
[ ]Transition Report on Form 11-K
[ ]Transition Report on Form N-SAR
For the Transition Period Ended:

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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information  contained  herein.
If the  notification  relates to a
portion of the filing checked above, identify the Item(s) to which the notification relates:

________________________________________________________________________________
________________________________________________________________________________



                        PART I -- REGISTRANT INFORMATION


                               Dynex Capital, Inc.
                             Full Name of Registrant


                            Former Name if Applicable

                            4551 Cox Road, Suite 300
            Address of Principal Executive Office (Street and Number)

                         Glen Allen, Virginia 23060-6740
                            City, State and Zip Code



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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[ ] (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The  accountant's  statement or other exhibit  required by Rule
        12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant has been delayed in the filing of its Quarterly Report on Form 10-Q for the period ended March 31, 2004 ("Form 10-Q") in order to provide in the Form 10-Q certain disclosures related to its recently completed recapitalization plan whereby the Company is issuing senior notes in exchange for outstanding shares of Series A, Series B and Series C preferred stock, and converting the Series A, Series B, and Series C preferred stock into a new Series D preferred stock and common stock. Due to the timing of the completion of the recapitalization plan, which occurred on May 10, 2004, and the Registrant's presentation of appropriate pro forma information with respect to the recapitalization plan, the Registrant needs additional time to finalize such information for inclusion in the Form 10-Q. Due to the reasons outlined above, the Registrant could not file its Form 10-Q without unreasonable effort or expense by the prescribed due date. The Registrant expects to file its Form 10-Q within five days of May 17, 2004, the prescribed due date.

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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Stephen J. Benedetti              804                    217-5837
          (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      Yes [ X ]      No [   ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
      Yes [ X ] No [ ]

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.

As previously disclosed in the Registrant's press release with respect to its financial results for the quarter ended March 31, 2004, net income during the three months ended March 31, 2004 decreased by $7.4 million to a loss of $5.4 million from net income of $2.0 million for the same period in 2003 primarily due to a decrease in net interest margin of $6.4 million, and an increase in general and administrative expense, offset by a decrease in impairment charges. In addition to this decrease in net income, net income per common share also experienced a significant decrease resulting from the recognition, during the three months ended March 31, 2003, of $10.4 million of preferred stock benefit associated with the retirement of Series A, Series B and Series C preferred shares exchanged for senior notes and cash pursuant to a tender offer initiated by the Company. This is in contrast to the $1.2 million of preferred dividend charges for the three-months ended March 31, 2004.

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                              Dynex Capital, Inc.
                  (Name of Registrant as Specified in Charter)
             has caused this notification to be signed on its behalf
                  by the undersigned hereunto duly authorized.




Date: May 18, 2004                      By:     /s/ Stephen J. Benedetti
                                             -----------------------------------
                                             Stephen J. Benedetti
                                             Executive Vice President and
                                             Chief Financial Officer